K  R A  M  E  R   L  E  V  I  N   N  A  F  T  A L  I  S  &  F  R  A  N  K  E  L   LLP

                        Tonya M. Smith
                        Associate
                        Phone   212-715-9373
                        Fax   212-715-8321
                        tsmith@KRAMERLEVIN.com

                   October 26, 2007

VIA EDGAR

Ms. Pamela Howell
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Scientific Games Corporation Definitive 14A Filed April 30, 2007 File No. 000-13063

Dear Ms. Howell:

Reference is made to the letter dated August 21, 2007 to Mr. A. Lorne Weil, Chief Executive Officer of Scientific Games Corporation (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Definitive 14A, filed with the Commission on April 30, 2007.

In accordance with our conversations with the Staff, the Company will provide its response to the Staff on or about November 15, 2007.

Should you have any questions regarding this letter, please do not hesitate to contact me at (212) 715-9373.

                   Sincerely,

                   /s/ Tonya M. Smith
                   Tonya M. Smith

cc:    A. Lorne Weil
         Scientific Games Corporation

1177 AVENUE OF THE AMERICAS     NEW YORK NY 10036-2714     PHONE 212.715.9100     FAX 212.715.8000     WWW.KRAMERLEVIN.COM

ALSO AT 47 AVENUE HOCHE     75008 PARIS FRANCE

IN ALLIANCE WITH BERWIN LEIGHTON PAISNER:     LONDON * BRUSSELS